SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: March 21, 2003

                             Koninklijke Ahold N.V.
                         -----------------------------
               (Exact name of registrant as specified in charter)

                                   Royal Ahold
                         -----------------------------
                 (Translation of registrant's name into English)

                                 The Netherlands
                         -----------------------------
                         (Jurisdiction of organization)

       Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
                         -----------------------------
                    (Address of principal executive offices)

                         Registrant's telephone number,
                        international: + 31-75-659-9111
                                      -----------------

                                     0-18898
                         -----------------------------
                            (Commission File Number)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F   X             Form 40-F   __
                                       ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes   __                  No   X
                                                         ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

          On March 21, 2003, Koninklijke Ahold N.V. (the "Company") issued a press release announcing that Cees van der Hoeven, the Company's former President and Chief Executive Officer and Michiel Meurs, the Company's former Chief Financial Officer, have jointly agreed to leave the determination of their severance packages to an arbitration tribunal. A copy of the press release is attached hereto as Exhibit 1.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             KONINKLIJKE AHOLD N.V.


Date:    March 21, 2003                      By: /s/ M.P.M. de Raad
                                                -------------------------------
                                                Name:  M.P.M. de Raad
                                                Title: Executive Vice President

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibits        Description
--------        -----------

1. Press release, dated March 21, 2003, announcing that Cees van der Hoeven and Michiel Meurs have jointly agreed to leave the determination of their severance packages to an arbitration tribunal.